Filed pursuant to Rule 433 of the Securities Act of 1933

Issuer Free Writing Prospectus dated May 12, 2020

Relating to Preliminary Prospectus Supplement dated May 12, 2020

Registration No. 333-223149

THE WILLIAMS COMPANIES, INC.

$1,000,000,000 3.500% Senior Notes due 2030

PRICING TERM SHEET

Dated: May 12, 2020

Issuer:	The Williams Companies, Inc.

Security Type:	$1,000,000,000 3.500% Senior Notes due 2030

Ratings (Moody’s / S&P / Fitch):*	Baa3 / BBB / BBB-

Pricing Date:	May 12, 2020

Settlement Date:	May 14, 2020 (T + 2)

Maturity Date:	November 15, 2030

Interest Payment Dates:	May 15 and November 15, commencing November 15, 2020

Principal Amount:	$1,000,000,000

Benchmark:	UST 1.500% due February 15, 2030

Benchmark Price:	107-22+

Benchmark Yield	0.683%

Spread to Benchmark:	+287.5 bps

Yield to Maturity:	3.558%

Coupon:	3.500%

Public Offering Price:	99.495%

Make-Whole Call:	T+ 45 bps (prior to August 15, 2030)

Par Call:	On or after August 15, 2030

Use of Proceeds:	We intend to use the net proceeds of this offering to repay our $600 million of 4.125% Senior Notes due 2020 and for general corporate purposes. See “Use of Proceeds.”

CUSIP / ISIN:	969457BX7 / US969457BX79

Joint Book-Running Managers:

J.P. Morgan Securities LLC

Deutsche Bank Securities Inc.

Morgan Stanley & Co. LLC

Scotia Capital (USA) Inc.

Wells Fargo Securities, LLC

BBVA Securities Inc.

CIBC World Markets Corp.

PNC Capital Markets LLC

RBC Capital Markets, LLC

SMBC Nikko Securities America, Inc.

U.S. Bancorp Investments, Inc.

Co-Managers:

Barclays Capital Inc.

BofA Securities, Inc.

BOK Financial Securities, Inc.

Citigroup Global Markets Inc.

Credit Agricole Securities (USA) Inc.

Credit Suisse Securities (USA) LLC

Mizuho Securities USA LLC

MUFG Securities Americas Inc.

SunTrust Robinson Humphrey, Inc.

TD Securities (USA) LLC

Tuohy Brothers Investment Research Inc.

* Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a preliminary prospectus supplement and a prospectus) and a prospectus supplement with the U.S. Securities and Exchange Commission (SEC) for the offering to which this communication relates; capitalized terms used in this term sheet, but otherwise not defined, shall have the meanings assigned to them in the related prospectus supplement and prospectus. Before you invest, you should read the prospectus supplement for this offering, the issuer’s prospectus in that registration statement and any other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by searching the SEC online data base (EDGAR) on the SEC web site at http://www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus supplement and prospectus if you request it by calling J.P. Morgan Securities LLC collect at 1-212-834-4533, Deutsche Bank Securities Inc. toll-free at 1-800-503-4611, Morgan Stanley & Co. LLC toll-free at 1-866-718-1649, Scotia Capital (USA) Inc. toll-free at 1-800-372-3930 or Wells Fargo Securities, LLC toll-free at 1-800-645-3751.